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                                                              EXHIBIT 21
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News Release
C-9601

Media Contact:
Neil McGlone (214) 995-4961
(Please do not publish this number)


TI Files Patent Infringement Suit Against Samsung

     DALLAS (January 2, 1996) - Texas Instruments today said it has filed suit against Samsung Electronics Co., Ltd. of Korea, and its two U.S.
subsidiaries, charging them with patent infringement. In addition to unspecified monetary damages, TI is asking the court to issue a permanent injunction barring Samsung from using TI's patents.

     The litigation was filed in Federal District Court for the Eastern District of Texas alleging violation of several patents involved in the manufacture of semiconductor devices, including dynamic random-access memories (DRAMs).

     TI took this action following extensive negotiations with Samsung regarding renewal of a five-year cross-licensing agreement that expired December 31, 1995.

     "TI has a strong patent portfolio that reflects billions of dollars in R&D investment. Our resolve to protect it and get a fair return for others' use of our technology has not wavered," said Richard J. Agnich, TI senior vice president and general counsel.

     TI previously reported that most of the company's existing semiconductor patent-license agreements would expire at the end of 1995 or early in 1996. The remaining agreements, which have expiration dates ranging from 1998 to 2001, will provide ongoing royalties, and TI continues to expect a significant ongoing stream of royalty revenue throughout the remainder of the decade.

     Negotiations continue for renewal of the expired and expiring agreements. However, these negotiations by their nature are not predictable as to outcome or timing. TI will not accrue royalties in the absence of agreements. Royalty revenue from the companies whose agreements expired at the end of 1995 is estimated to be about $108 million in the fourth quarter of 1995, principally attributable to Samsung. The expiration of these licenses will have no effect on fourth-quarter 1995 royalty revenue.

     Separately, TI plans to file a complaint with the International Trade Commission asking the ITC to prevent Samsung from importing devices that infringe TI's patents.


NOTE TO EDITORS: Texas Instruments Incorporated, headquartered in Dallas, Texas, is a high-technology company with sales or manufacturing operations in more than 30 countries. TI products and services include semiconductors; defense electronics systems; software productivity tools; printers, notebook computers and consumer electronics products; custom engineering and manufacturing services; electrical controls; and metallurgical materials.